Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: February 1, 2021

“We are the Robin Hood of the Internet”

Globes

By Shiri Habib-Valdhorn

January 28, 2021

As he completes Taboola’s SPAC merger at a $2.6 billion valuation, CEO and founder Adam Singolda is ready to take on the tech giants, in the name of a free and open Internet.

Taboola has almost closed down three times since CEO Adam Singolda founded the Israeli content recommendation company 13 years ago. But each time somebody else saved it and now the company is set to complete the merger with Israeli special purpose acquisition company (SPAC) ION Acquisition Corp. and list on the NYSE with a valuation of $2.6 billion.

“In life you also need karma. Singolda told “Globes from his home in the US in an exclusive interview in which he discussed the difficulties Taboola faced in its formative years, why he chose a merger with a SPAC rather than a regular initial public offering (IPO), the company’s mission to take on the Internet tech giants, and future expansion to recommendation and discovery for all devices.

Why is now the right time to go public?

“For many years, I thought that it would be amazing because as a public company, we would have value and we could think bigger and tell ourselves and the world that we believe in this message. We are the Robin Hood of the open and free Internet against the giants of Google, Facebook and Amazon. This is a giant step for the company. 2020 was a very strong year financially and we thought that this is a good opportunity. We have an enormous task to worry about the open web.”

All the same you are still a very small company from Israel. How will this struggle against the Internet giants play out?

The biggest struggle ultimately is for the attention of users, and the connection with them. One of the biggest problems that the media has today is to fight for the time of readers and reach them. Facebook wants that the Internet will be within Facebook, but “Globes” also wants people to become acquainted with “Globes” and register with it.”

There is a crisis here, because on the one hand they are partners, but they want the complete opposite. That is the main difference between us and them. I don’t have a consumer business, my future is completely linked with the partners, and I don’t grow if they don’t grow. This is the attention economy in which everyone wants to attract people to a different place. We invested $100 million this year in R&D, among other things in order to develop systems that will keep users within the website.”

To work like ninjas

Taboola has chosen to merge with a SPAC and not move directly to an IPO

Why did you choose this route

“We looked at the options. We like Gilad (ION Acquisition Group CEO Gilad Shani). We have known him for some years, and I had the opportunity to speak to him about our vision and getting there. Taboola’s second chapter is beginning now as a public company and ultimately, after all, it’s all about people. Products, technology yes but the genuine innovation is to work together like ninjas. After a public offering all public companies are the same think and it makes no difference if you joined through a SPAC or other offering.”

Were there other SPACS that were interested in you?

“Yes but I like the way Gilad thinks about business and partnership so this is a match made in heaven.”

Do you feel comfortable with the valuation of Taboola in the merger?

“Yes.”

Because sometimes it seems that the market is boiling over and valuations are too generous

“I don’t deal with this. As long as you apply the right things, being a good company, profitable, growing—what is around is not important over a range of 10 years.”

“You were supposed to merge with your Israeli rival Outbrain but the merger was called off. In hindsight was that move a mistake?

“No it wasn’t a mistake at all. The moment that the two companies took the decision together, it was the most correct thing then, and when we decided together to go our separate ways it was also the most correct thing. It’s easy to look at things in hindsight but you learn things along the way. We have met good people and learned about ourselves, and that was a stage along the way that we needed to pass through.”

According to the figures reported by Taboola ahead of the merger, the company had revenue of nearly $1.2 billion in 2020, or $379 million ex-TAC (after the costs of buying the traffic)—growth of 8.8% and 28% respectively. Adjusted EBITDA rose 212% to $106 million.

Forecasts indicate continued growth in 2021 with expected revenue of $1.28 billion and EBITDA rising to $127 million. Singolda anticipates that 2021 will be “very busy” for Taboola. “It is super exciting. We will continue investing in Israel and I hope that in the future we will have thousands of employees in the country (compared with 600 today out of 1,400 overall), like Wix, Check Point and Fiverr, companies that fascinate me.” “In the future we will recommend everything: products, games, phone apps and we will go beyond the browser—we will be in cars, televisions, in every device. People need somebody to recommend for them what they might like, after all in life there isn’t enough time to read every book that we want or see every series that we would want. Taboola has an opportunity to help you fully discover things that you didn’t know existed.”

Like a spaceship flying into space

Taboola was Singolda’s first job after the army. “In 2007, after I had been in the army for seven years, I was living with my parents. I looked for something to watch on TV, and I told my mother that a search engine helps when you know what you want to find but what if you don’t know? I told her that in the future it would be the opposite: the information would look for people. She responded ‘what’s going on with you’ but set me up with Taboola’s first angels.”

One of the first investors was Danny Tocatly who he ambused at his daughter’s bat-mitzvah. “I invited myself to the bat-mitzvah and I thought when is the best time to go and tell him that I have an idea,” he remembers with a smile. “I approached him at about nine or ten in the evening, after he had already been dancing and began to tell him about the idea of a reverse search engine and information that will look for people. He answered, “Who invited you? And that’s how we got started.”

In the early years, Taboola worked on developing its product and was a long way from revenue. In 2009, Singolda moved to the US in order to be close to advertisers and publishers. In those years, the company almost closed down but he said, “Those initial days of the company help keep a culture of modesty.”

Singolda added, “There is something terribly sweet about being naïve. If I had been experienced back then, I would have closed Taboola down a hundred times. There is something very irrational about founding a startup, against all the odds and without any money. I was lucky. In those first years practically everybody we met said no to us. I’m not even sure that I would invest myself in such a situation.”

He recalled that in 2009 when he moved to the US, without any money to even buy basic furniture at IKEA, he would go to Starbucks to get a coffee just so that he could practice his English.

In 2012, rapid revenue growth began, from hundreds of thousands of dollars to more than $200 million in 2014. “It was like a spaceship taking off into space,” he recalled.

You said in the past that you grew up in a home with artistic performers as the son of famous Israeli musician Avi Singolda. Did that help when you founded your startup?

“Just today I spoke about this with the team. When you grow up in an apartment in Rishon Lezion and your father gets up at six in the morning and comes home at midnight, and works very hard, not for the money—he would agree to perform for free, just to play. That shows a kid how to do something out of pure love. That’s the best lesson for businesses.”

“My mother was the CEO of the home and it wasn’t easy. She managed him and us and worked at an insurance company. My father didn’t know the price of milk and she was the anchor. When I was little and I wanted a toy, she would get the cheapest imitation because we didn’t have money.”

Both of them are with me now and we are very close. By the way I am the black sheep of the family. My brother is a doctor at Ichilov in plastic surgery. Today as a father I think a lot on how to keep the modesty which I grew up with at home so that the children can experience modesty and sanity.”

What’s the situation at Taboola after nearly a year of Covid-19?

“When it began in March, we work up one morning to find the world falling apart. We had to reshuffle the cards, and mainly to keep ourselves as a group of people working together. Over the past year, we have spoken every week with all the employees with complete openness about what is difficult for them. I have held board meetings on the laptop with one of my children chasing me around the house. That’s our new lives. Taboola is more tightly knit than ever before even though we are not meeting, and we ended the financial year very strongly due to our employees.”

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM

F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.